SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

Tenneco Inc.
(Name of Issuer)

Class A Voting Common Stock, par value $0.01 per share
 (Title of Class of Securities)

880349105
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON
CO

(1)	Does not include shares of the Issuer's Class B Non-Voting Common Stock held by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Icahn Building LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON
OO

(2)	Does not include shares of the Issuer's Class B Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
5,651,177

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
5,651,177

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,651,177(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14 TYPE OF REPORTING PERSON
PN

(3)	Does not include shares of the Issuer's Class B Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
5,651,177

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
5,651,177

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,651,177(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14 TYPE OF REPORTING PERSON
CO

(4)	Does not include shares of the Issuer's Class B Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
5,651,177

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
5,651,177

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,651,177(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14 TYPE OF REPORTING PERSON
CO

(5)	Does not include shares of the Issuer's Class B Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 880349105

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
5,651,177

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
5,651,177

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,651,177(6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14 TYPE OF REPORTING PERSON
IN

(6)	Does not include shares of the Issuer's Class B Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Person. See Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Class A Voting Common Stock, par value $0.01 per share (the "Class A Common Stock"), issued by Tenneco Inc. (the "Issuer" or "Tenneco"). The address of the principal executive offices of the Issuer is 500 North Field Drive, Lake Forest, Illinois 60045.

Item 2. Identity and Background

The persons filing this statement are American Entertainment Properties Corp., a Delaware corporation ("AEP"), Icahn Building LLC, a Nevada limited liability company ("Building"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Beckton Corp., a Delaware corporation ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Carl C. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Icahn Enterprises Holdings is the sole member of Building, which is the sole stockholder of AEP. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91.4% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of Building and AEP is primarily engaged in holding interests in Icahn Enterprises Holdings' subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

On October 1, 2018 (the "Closing Date"), Tenneco acquired all of the outstanding membership interests of Federal-Mogul LLC ("Federal-Mogul") from AEP and certain affiliated entities (collectively, the "Sellers") pursuant to that certain Membership Interest Purchase Agreement (the "Purchase Agreement"), dated as of April 10, 2018, by and among Tenneco, Federal-Mogul, the Sellers and Icahn Enterprises. As partial consideration for the acquisition of Federal-Mogul, on the Closing Date, Tenneco issued to the Reporting Persons an aggregate of 5,651,177 shares of Class A Common Stock and 23,793,669 shares of Class B Non-Voting Common Stock, par value $0.01 per share (the "Class B Common Stock").

In accordance with the terms of the Purchase Agreement, on the Closing Date, AEP, Icahn Enterprises Holdings, Icahn Enterprises and Tenneco entered into a Shareholders Agreement (the "Shareholders Agreement" and, together with the Purchase Agreement, the "Agreements") governing AEP's and Icahn Enterprises Holdings' ownership of the Class A Common Stock and Class B Common Stock until the consummation of the separation of the combined business of Tenneco and Federal-Mogul into two separate businesses, representing "Powertrain Technology" and "Aftermarket & Ride Performance," and distribution of the equity interests in one such business to Tenneco's stockholders (the "Spin-Off").

Pursuant to the terms of the Shareholders Agreement, prior to the earlier of the date the Spin-Off is consummated and the date on which Icahn Enterprises and its affiliates cease to own beneficially at least 10% of the outstanding Class A Common Stock and Class B Common Stock, measured as a single class, Tenneco's board of directors will take all actions necessary to nominate for election the then-serving chief executive officer of Icahn Enterprises (or another designee of Icahn Enterprises, if applicable, subject to certain conditions) at each annual meeting of Tenneco stockholders. In accordance with the foregoing, Keith Cozza, the President and Chief Executive Officer of Icahn Enterprises, became a member of the board of directors of Tenneco, effective as of the Closing Date. If the Spin-Off has not occurred by the date that is 18 months after the Closing Date, Icahn Enterprises must cause its designee to have resigned from Tenneco's board of directors at least 30 days prior to taking certain specified actions with respect to Tenneco.

The Shareholders Agreement contains a standstill covenant, which prohibits Icahn Enterprises and its affiliates from (i) acquiring additional securities of Tenneco (provided that if the Spin-Off has not occurred within 18 months after the Closing Date, Icahn Enterprises may convert shares of Class B Common Stock into Class A Common Stock to the extent such conversion would not result in Icahn Enterprises and its affiliates owning more than 15% of the outstanding Class A Common Stock following such conversion) or (ii) taking certain other actions until the earlier of the date that is (a) 18 months after the Closing Date, if the Spin-Off has not occurred by such date (or, with respect to clause (i) above, for 36 months after the Closing Date), and (b) one year after the date on which Icahn Enterprises and its affiliates cease to own at least 5% of the outstanding Class A Common Stock and Class B Common Stock, measured as a single class.

Until the expiration of the standstill described above, Icahn Enterprises and its affiliates have agreed to vote all shares of Class A Common Stock (i) in favor of each director nominated and recommended by Tenneco's board of directors for election at such meeting, (ii) against any stockholder nominations for director that are not approved and recommended by Tenneco's board of directors for election at any such meeting and (iii) in favor of the proposal for ratification of the appointment of Tenneco's independent registered public accounting firm.

Subject to certain exceptions, for a period beginning on the Closing Date and ending on the date that is 150 days following the Closing Date, AEP and Icahn Enterprises Holdings shall not, directly or indirectly, sell or otherwise transfer (including through loan, pledge, swap or hedging transactions), or make any short sale or otherwise dispose of, more than 10% of the shares of the outstanding Class A Common Stock and Class B Common Stock, measured as a single class.

Until the later of (i) the expiration of the standstill restrictions discussed above and (ii) the time when Icahn Enterprises and its affiliates cease to own at least 10% of the outstanding Class A Common Stock and Class B Common Stock, measured as a single class, Icahn Enterprises and its affiliates will not transfer any shares (a) to certain specified types of investors and (b) in an amount equal to 5% or more of the Class A Common Stock issued and outstanding at the time of such transfer (subject to certain carve-outs for transfers to certain passive institutional investors).

For so long as Icahn Enterprises and its affiliates own at least 10% of the outstanding Class A Common Stock and Class B Common Stock, measured as a single class, and Tenneco proposes to issue any equity securities (other than in an excluded issuance), Icahn Enterprises and its affiliates will be granted certain preemptive rights.

The Shareholders Agreement also includes certain demand and piggyback registration rights for Icahn Enterprises.

The foregoing descriptions of the Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed herewith as exhibits 2 and 3 and are incorporated herein by reference.

Except as set forth in this Schedule 13D and the Agreements, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time, subject to the terms of the Agreements: (i) acquire additional shares of Class A Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,651,177 shares of Class A Common Stock, representing approximately 9.9% of the Issuer's outstanding Class A Common Stock and 23,793,669 shares of Class B Common Stock, representing 100% of the Issuer's outstanding Class B Common Stock (based upon the 57,082,592 shares of Class A Common Stock and 23,793,669 shares of Class B Common Stock stated to be outstanding as of October 1, 2018 by the Issuer in the Issuer's Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission on October 1, 2018).

 (b) Icahn Enterprises Holdings has sole voting power (as applicable) and sole dispositive power with regard to 5,651,177 shares of Class A Common Stock and 20,718,006 shares of Class B Common Stock, and each of Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power (as applicable) and shared dispositive power with regard to such shares of Class A Common Stock and Class B Common Stock. AEP has sole voting power (as applicable) and sole dispositive power with regard to 3,075,663 shares of Class B Common Stock, and each of Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power (as applicable) and shared dispositive power with regard to such shares of Class B Common Stock.

(c) Except as described in this Schedule 13D and the Agreements, the Reporting Persons have not effected any transactions with respect to shares of Class A Common Stock or Class B Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement of the Reporting Persons (attached).

Exhibit 2:
Membership Interest Purchase Agreement, dated as of April 10, 2018 by and among Tenneco Inc., Federal-Mogul LLC, American Entertainment Properties Corp. and Icahn Enterprises L.P. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tenneco with the SEC on April 10, 2018).

Exhibit 3:
Shareholders Agreement, dated as of October 1, 2018 by and among Tenneco Inc., American Entertainment Properties Corp., Icahn Enterprises Holdings LP and Icahn Enterprises L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Tenneco with the SEC on October 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2018

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn___________
CARL C. ICAHN

[Signature Page of Schedule 13D – Tenneco Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Tenneco Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of October, 2018.

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn___________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Tenneco Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

AMERICAN ENTERTAINMENT PROPERTIES CORP.
Name	Position
Keith Cozza	Director; President
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

ICAHN BUILDING LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Keith Cozza	President
SungHwan Cho	Chief Financial Officer; Secretary
Peter Reck	Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P., Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; President and Chief Executive Officer
SungHwan Cho	Director, Chief Financial Officer
Peter Reck	Chief Accounting Officer

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer